U.S. Silica Holdings, Inc.

8490 Progress Drive, Suite 300

Frederick, Maryland 21701

January 27, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	U.S. Silica Holdings, Inc.
Registration Statement on Form S-1
File No. 333-175636

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, U.S. Silica Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-175636), as amended (the “Registration Statement”), to 3:00 p.m. Eastern Time, on Tuesday, January 31, 2012 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert M. Hayward, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2133, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, U.S. Silica Holdings, Inc.

By:	/s/ William A. White
Name: William A. White
Title: Chief Financial Officer

cc:	Robert M. Hayward, P.C.

Kirkland & Ellis LLP

Michael Kaplan

Davis Polk & Wardwell LLP